TSX, NYSE - HBM 2025 No. 30

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay's Third Quarter 2025 Results Demonstrate Operational Resilience

Toronto, Ontario, November 12, 2025 - Hudbay Minerals Inc. ("Hudbay" or the "Company") (TSX, NYSE: HBM) released its third quarter 2025 financial results today. All amounts are in U.S. dollars, unless otherwise noted.

"This was a quarter of resilience for Hudbay as we demonstrated the strength of our operating capabilities and the benefit of our diversified operating platform at a time of mandatory wildfire evacuations in Manitoba and temporary operational interruptions in Peru," said Peter Kukielski, President and Chief Executive Officer. "Through our team's continued focus on delivery and driving operating efficiencies in the face of these challenges, we expect to achieve the low end of our consolidated copper and gold production guidance ranges and we are further improving our consolidated cost guidance for 2025. During the third quarter, we continued to take steps to reduce long-term debt, reinvest in high-return growth projects and advance our strategic initiatives to build a stable and diversified operating platform with significant copper growth upside. We are delighted to have secured a premier long-term strategic partner in Mitsubishi, enabling us to unlock significant value in our copper growth pipeline, further solidify our financial strength and significantly reduce our share of the remaining capital contributions for the development of Copper World. Hudbay's unique copper and gold diversification, combined with our continued focus on cost control, enable us to maintain industry-leading margins and deliver strong and stable cash flows."

Demonstrated Operating Resilience in the Third Quarter

  Achieved revenue of $346.8 million and adjusted EBITDAi of $142.6 million in the third quarter of 2025.
  Achieved consolidated copper production of 24,205 tonnes and consolidated gold production of 53,581 ounces in the third quarter, demonstrating strong operational resilience with Manitoba operations suspended for the majority of the quarter due to the wildfire evacuations and temporary operational interruptions in Peru.
  Strong cost performance continued in the third quarter with consolidated cash costi and sustaining cash costi per pound of copper produced, net of by-product credits, of $0.42 and $2.09, respectively.
  Reaffirmed full year 2025 consolidated production guidance for copper and gold, despite the temporary operational interruptions and production deferrals. Full-year consolidated copper and gold production is now expected to be near the low end of the guidance ranges.
  Further improved full year 2025 consolidated cash costi guidance range to $0.15 to $0.35 per pound, an additional improvement from the previously updated guidance range of $0.65 to $0.85 per pound, as year-to-date results are trending well below the low end of the cost ranges. Also improved full year 2025 consolidated sustaining cash cost guidance range to $1.85 to $2.25 per pound copper from the original guidance range of $2.25 to $2.65 per pound as a result of increased exposure to gold by-product credits and continued strong operating cost control.
  Peru operations produced 18,114 tonnes of copper and 26,380 ounces of gold in the third quarter, with copper being slightly lower than quarterly cadence expectations and gold far exceeding quarterly cadence expectations while navigating intermittent interruptions and a temporary mill suspension during the quarter. Peru cash costi per pound of copper produced, net of by-product credits, was $1.30 in the third quarter, outperforming the low-end of the cost guidance range. Full year copper production in Peru is expected to be in line with 2025 annual guidance and full year gold production is expected to exceed the top end of the guidance range.
  Manitoba operations produced 22,441 ounces of gold in the third quarter, lower than quarterly cadence expectations as a result of temporary production interruptions from mandatory wildfire evacuations that shut down operations for the majority of the third quarter and deferred gold production. A business interruption insurance claim has been submitted to compensate for a portion of the wildfire-related downtime. Manitoba cash costi per ounce of gold produced, net of by-product credits, was $379 in the third quarter. Subsequent to the quarter, due to additional unplanned down time in October as a result of winter storm power outages, some gold production has been further deferred and full year gold production in Manitoba is now expected to be slightly below the low end of the 2025 annual guidance range.

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  British Columbia operations produced 5,249 tonnes of copper in the third quarter at a cash costi per pound of copper produced, net of by-product credits, of $3.21. While the initial phase of the conversion of the third ball mill to a second semi-autogenous grinding ("SAG") mill was completed successfully in the third quarter, there was required maintenance at the primary SAG mill at the end of September and into early October, which is expected to result in reduced mill throughput levels for the balance of 2025 and full year copper production in British Columbia is now expected to be below the low end of the 2025 annual guidance range.
  Third quarter net earnings attributable to owners and earnings per share attributable to owners were $222.4 million and $0.56, respectively, reflecting a pre-tax full impairment reversal of $322.3 million on Hudbay's carrying value of the Copper World project as a result of the announcement of a $600 million strategic partnership with Mitsubishi Corporation ("Mitsubishi") for a 30% minority interest in Copper World, which is expected to close in late 2025 or early 2026. After adjusting for this transaction and various other non-cash items, third quarter adjusted earningsi per share attributable to owners was $0.03.
  Financial results in the third quarter were impacted by the deferral of a 20,000 dry metric tonne copper concentrate shipment in Peru, valued at approximately $60 million (high gold content), from the end of September into early October due to ocean swells at the port.
  Cash and cash equivalents decreased by $14.4 million to $611.1 million during the third quarter and total liquidityii was $1,036.3 million as at September 30, 2025, reflecting $13.2 million of additional senior unsecured note repurchases during the third quarter.

Further Debt Reduction and Balance Sheet Strength

  Hudbay's unique copper and gold diversification across its operations provides exposure to higher copper and gold prices, which together with a focus on cost control across the business, continues to expand margins and generate attractive operating cash flowi.
  While the majority of revenues continue to be derived from copper production, revenue from gold production represented more than 38% of total revenues in the third quarter of 2025.
  Generated positive free cash flowi in Peru and Manitoba in the third quarter of 2025 despite operational interruptions, offset by negative free cash flowi in British Columbia with planned stripping activities. Consolidated free cash flowi would have been positive if the excess copper concentrate inventory in Peru was sold at the end of September.
  Achieved adjusted EBITDAi of $142.6 million in the third quarter of 2025, resulting in annual trailing twelve-month adjusted EBITDAi of $932.3 million.
  Repurchased and retired an additional $13.2 million of senior unsecured notes through open market purchases at a discount to par during the third quarter, reducing total principal debt to $1.05 billion as of September 30, 2025. Subsequent to the quarter end, deleveraging efforts continued with an additional $20.0 million of open market purchases of the senior unsecured notes at a discount to par.
  As of November 11, 2025, approximately $328.1 million in total principal debt and gold prepayment liability reductions have been achieved since the beginning of 2024.
  Net debti reduced to $435.9 million as at September 30, 2025 compared to $525.7 million at December 31, 2024, a decrease of $89.8 million year-to-date.
  Net debt to adjusted EBITDA ratioi was 0.5x at the end of the third quarter of 2025, a further improvement from 0.6x at the end of fourth quarter of 2024.

Prudently Advancing Copper World Towards a Sanction Decision in 2026

  In August 2025, announced accretive $600 million Copper World joint venture transaction with Mitsubishi Corporation ("Mitsubishi") for a 30% minority interest ("JV Transaction").
    Secures a premier long-term strategic partner in Mitsubishi, one of the largest Japanese trading houses with a global mining presence and a significant U.S. based business.
    Implies a significant premium to consensus net asset value for Copper Worldiii.
    Increases levered project IRR to Hudbay to approximately 90% based on pre-feasibility study ("PFS") estimatesiv.
  In August 2025, agreed on terms with Wheaton Precious Metals Corp. ("Wheaton") to amend the existing precious metals streaming agreement.

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    In addition to the initial $230 million stream deposit, provides an additional contingent payment of up to $70 million on a future mill expansion, recognizing the long-term potential at Copper World.
    Ongoing payments for gold and silver amended from fixed pricing to 15% of spot prices to provide upside exposure to higher precious metals prices.
  Successful completion of the final key elements of Hudbay's prudent financial strategy as part of the three prerequisites ("3-P") plan for Copper World.
    Hudbay's estimated share of the remaining equity capital contributions has been reduced to approximately $200 million based on PFS estimates and Hudbay's first capital contribution has been deferred to 2028 at the earliest.
  Feasibility study activities for Copper World are underway with expected completion of a definitive feasibility study ("DFS") in mid-2026.
    Hudbay is accelerating detailed engineering, certain long lead items and other de-risking activities in 2025 and, as announced in August 2025, has advanced $20 million in growth capital expenditures to 2025 from future years.

Reinvesting in Several Additional High-return Growth Initiatives

  Optimization efforts at Copper Mountain have continued and are focused on executing the planned accelerated stripping program and mill throughput improvement projects. A key component, the conversion of the third ball mill to a second SAG mill ("SAG2"), remains on schedule. Completion of the initial phase on July 10, 2025 enabled the mill to achieve several days of 50,000 tonnes per day in September, the highest level achieved since Hudbay acquired the operations. Construction of the final phase of the SAG2 project is expected to conclude in December 2025.
  Large exploration program in Snow Lake continues to execute the threefold strategy focused on near-mine exploration to increase near-term production and mineral reserves, testing regional satellite deposits for additional ore feed to utilize available capacity at the Stall mill, and exploring the large land package for a new anchor deposit to meaningfully extend mine life.
  Following the completion of the initial 1901 exploration drift some additional development ore was delivered for processing at Stall. The focus now turns to advancing exploration platforms in both base metal and gold mineralization and developing the haulage drift to confirm mining methods, establish critical infrastructure and de-risk the path towards full production in late 2027.
  Drilling commenced at the Talbot copper-zinc-gold deposit near Snow Lake in July with a focus on expanding the known mineralization and testing geophysical targets. Full assay results expected later this year.
  Continuing to advance Flin Flon tailings reprocessing opportunities through metallurgical test work and economic evaluations to assess the possibility of producing critical minerals and precious metals in an environmentally friendly manner.
  Continuing to enhance stakeholder engagement and advance additional metallurgical studies at the Mason copper project in Nevada.

Summary of Third Quarter Results

Hudbay's diversified asset portfolio delivered consolidated copper production of 24,205 tonnes and consolidated gold production of 53,581 ounces in the third quarter of 2025, despite temporary operational interruptions and production deferrals. Consolidated copper and gold production was lower than the second quarter of 2025 primarily due to the impact of the mandatory wildfire evacuations that persisted in northern Manitoba for a majority of the third quarter, a temporary production interruption in Peru for nine days during the third quarter due to social unrest and unplanned mill downtime and processing of low-grade stockpiles at Copper Mountain during the third quarter. Consolidated silver production of 730,394 ounces and zinc production of 548 tonnes in the third quarter of 2025 were also lower than the second quarter of 2025 for the aforementioned reasons.

Cash generated from operating activities of $113.5 million decreased compared to the second quarter of 2025 as a result of the temporary operational interruptions during the third quarter, as mentioned above, and lower sales volumes as a result of a delayed 20,000 dry metric tonne copper concentrate shipment in Peru with high grade gold content, valued at approximately $60 million, from the end of September into early October due to ocean swells at the port. This was partially offset by higher realized metal prices.

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Adjusted EBITDAi was $142.6 million in the third quarter of 2025, a decrease compared to $245.2 million in the second quarter of 2025 primarily due to the temporary operational interruptions and the lower sales volumes as a result of the delayed copper concentrate shipment in Peru, as noted above.

Adjusted net earnings attributable to ownersi and adjusted net earnings per share attributable to ownersi in the third quarter of 2025 were $10.1 million and $0.03 per share, respectively, after adjusting for various non-cash items on a pre-tax basis including a $322.3 million full impairment reversal related to Hudbay's Copper World project following the announcement of the JV Transaction, $14.9 million of contingent consideration received from the previous sale of a non-core project, an $8.7 million mark-to-market revaluation loss on various instruments such as investments and share-based compensation, and a non-cash $8.8 million foreign exchange loss, among other items. This compares to adjusted net earnings attributable to ownersi and net earnings per share attributable to ownersi of $75.5 million and $0.19 per share in the second quarter of 2025. The decrease is primarily due to temporary operational interruptions in Manitoba and Peru which resulted in lower production and delayed sales volumes impacting overall gross margins and operating cash flow during the quarter.

Consolidated cash cost per pound of copper produced, net of by-product creditsi, was $0.42 in the third quarter of 2025, compared to $(0.02) in the second quarter of 2025, as Hudbay continued to demonstrate industry-leading cost performance. The increase in cash cost, net of by-product credits, was a result of lower by-product credits due to lower production in Manitoba from the impact of the wildfires during the third quarter, partially offset by strong gold production in Peru despite the nine-day operational interruption during the third quarter of 2025.

Consolidated sustaining cash cost per pound of copper produced, net of by-product creditsi, was $2.09 in the third quarter of 2025, compared to $1.65 in the second quarter of 2025, increasing primarily due to the same factors impacting consolidated cash cost noted above.

Consolidated all-in sustaining cash cost per pound of copper produced, net of by-product creditsi, was $2.78 in the third quarter of 2025, higher than the second quarter of 2025 incorporating higher corporate G&A from the revaluation of Hudbay's stock-based compensation due to relative higher share prices.

As at September 30, 2025, total liquidity was $1,036.3 million, including $611.1 million in cash and cash equivalents, and undrawn availability of $425.2 million under Hudbay's revolving credit facilities. The Company's liquidity is expected to be further enhanced upon the closing of the JV Transaction, which is expected to occur in late 2025 or early 2026. Net debti at the end of the third quarter was $435.9 million, marking an $89.8 million improvement from the fourth quarter of 2024 as a result of deleveraging activities which included the repurchase and retirement of senior unsecured notes.

Consolidated Financial Condition (in $ millions, except net debt to adjusted EBITDA ratio)	Sep. 30, 2025	Jun. 30, 2025	Dec. 31, 2024
Cash and cash equivalents and short-term investments	611.1	625.5	581.8
Total long-term debt	1,047.0	1,059.6	1,107.5
Net debt[1]	435.9	434.1	525.7
Working capital[2]	(34.7)	26.8	511.3
Total assets	5,916.8	5,628.6	5,487.6
Equity attributable to owners of the Company	3,080.5	2,863.3	2,553.2
Net debt to adjusted EBITDA[1]	0.5	0.4	0.6

1 Net debt and net debit to adjusted EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated interim financial statements. Working capital as of September 30, 2025 was impacted by an increase in the current portion of long-term debt of $511.0 million as the 2026 Notes are now maturing within one year.

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Consolidated Financial Performance		Three Months Ended
		Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024
Revenue	$000s	346.8	536.4	485.8
Cost of sales	$000s	281.5	359.9	346.0
Earnings before tax	$000s	330.5	153.1	79.7
Net earnings	$000s	222.4	114.7	50.3
Net earnings attributable to owners	$000s	222.4	117.7	49.7
Basic and diluted attributable earnings per share[1]	$/share	0.56	0.30	0.13
Adjusted earnings attributable per share[1]	$/share	0.03	0.19	0.13
Operating cash flow before change in non-cash working capital	$ millions	70.3	193.9	188.3
Adjusted EBITDA[1]	$ millions	142.6	245.2	206.0
Free cash flow[1]	$ millions	(15.2)	87.8	88.4
[1] Adjusted earnings per share - attributable to owners, adjusted EBITDA and free cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-GAAP Financial Performance Measures" section of this news release.

Consolidated Production and Cost Performance		Three Months Ended
		Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024
Contained metal in concentrate and doré produced[1]
Copper	tonnes	24,205	29,956	31,354
Gold	ounces	53,581	56,271	89,073
Silver	ounces	730,394	814,989	985,569
Zinc	tonnes	548	5,130	8,069
Molybdenum	tonnes	185	375	362
Payable metal sold
Copper	tonnes	18,280	30,354	27,760
Gold[2]	ounces	38,279	62,466	73,232
Silver[2]	ounces	418,418	894,160	663,413
Zinc	tonnes	3,452	2,871	8,607
Molybdenum	tonnes	269	427	343
Consolidated cash cost per pound of copper produced[3]
Cash cost	$/lb	0.42	(0.02)	0.18
Sustaining cash cost	$/lb	2.09	1.65	1.71
All-in sustaining cash cost	$/lb	2.78	2.03	1.95
[1] Metal reported in concentrate is prior to deductions associated with smelter contract terms and includes other secondary products.
[2] Includes total payable gold and silver in concentrate and in doré sold.
[3] Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

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Peru Operations Review

Peru Operations		Three Months Ended
		Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024
Constancia ore mined[1]	tonnes	564,579	6,735,316	3,022,931
Copper	%	0.25	0.34	0.36
Gold	g/tonne	0.02	0.03	0.04
Silver	g/tonne	1.92	3.26	3.20
Molybdenum	%	0.01	0.02	0.02
Pampacancha ore mined[1]	tonnes	4,260,081	762,172	1,777,092
Copper	%	0.38	0.26	0.48
Gold	g/tonne	0.31	0.24	0.27
Silver	g/tonne	4.87	4.59	6.23
Molybdenum	%	0.01	0.01	0.01
Total ore mined	tonnes	4,824,660	7,497,488	4,800,023
Strip ratio[3]		1.38	1.47	2.62
Ore milled	tonnes	6,991,744	7,559,047	8,137,248
Copper	%	0.31	0.34	0.32
Gold	g/tonne	0.16	0.05	0.11
Silver	g/tonne	3.94	3.58	3.70
Molybdenum	%	0.01	0.01	0.01
Copper recovery	%	83.2	84.5	82.6
Gold recovery	%	72.1	56.0	68.1
Silver recovery	%	65.2	63.5	67.0
Molybdenum recovery	%	33.9	38.7	39.0
Contained metal in concentrate
Copper	tonnes	18,114	21,710	21,220
Gold	ounces	26,380	7,366	20,331
Silver	ounces	577,446	551,979	648,209
Molybdenum	tonnes	185	375	362
Payable metal sold
Copper	tonnes	11,769	21,418	18,803
Gold	ounces	9,798	9,721	9,795
Silver	ounces	258,215	616,578	365,198
Molybdenum	tonnes	269	427	343
Combined unit operating cost[2,4,6]	$/tonne	13.03	13.59	12.78
Cash cost[4,5]	$/lb	1.30	1.45	1.80
Sustaining cash cost[4]	$/lb	2.11	2.63	2.78
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
[2] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[3] Strip ratio is calculated as waste mined divided by ore mined.
[4] Combined unit costs, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.
[5] Excludes $7.3 million or $0.19 per tonne of overhead costs incurred during temporary suspension during the three months ended September 30, 2025.
[6] Excludes approximately $7.3 million or $1.04 per tonne of overhead costs incurred during temporary suspension during the three months ended September 30, 2025.

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The Peru operations continued to demonstrate steady operating performance despite facing temporary interruptions as a result of social unrest in the third quarter. Country wide protests that began early in the third quarter temporarily impacted the transportation routes leading to limitations of supplies and concentrate transportation. To manage through these limitations, Hudbay adjusted mine sequencing to prioritize Pampacancha mining activities and blend low-grade stockpile ore in the mill feed. The road blockades along the transportation route reopened midway through the third quarter, allowing Hudbay to reduce site concentrate inventory levels and replenish supplies.

In late September, the social unrest escalated across Peru. Along with other mines in the southern mining corridor, Hudbay's Constancia mine was impacted by local protests and illegal blockades. The safety of all personnel is the Company's top priority, and Hudbay suspended Constancia operations on September 22nd as a precaution to ensure the safety of personnel and allow time for Hudbay and the authorities to address the illegal protests. During the temporary downtime, Hudbay's team at Constancia performed preventative maintenance at the mill and on certain mining equipment. Since the restart of mining activities on October 3rd and milling activities on October 5th, the Constancia operations have normalized.

The Peru operations produced 18,114 tonnes of copper, 26,380 ounces of gold, 577,446 ounces of silver and 185 tonnes of molybdenum during the third quarter of 2025. Production of copper was lower than the comparative periods primarily due to lower ore milled as a result of the temporary operational shutdown. Production of gold was higher than the second quarter of 2025 due to higher head grades from a larger portion of the Pampacancha ore feed. Production of silver was higher than the second quarter of 2025 as a result of higher grades. Production of molybdenum was lower than the second quarter of 2025 due to lower ore milled and lower recoveries.

Total ore mined in Peru in the third quarter of 2025 was lower than the second quarter of 2025 as a result of the temporary operational shutdown described above. However, Pampacancha ore mined significantly increased in the third quarter compared to the second quarter, reflecting the completion of a major stripping program in the second quarter.

Mill throughput levels averaged approximately 76,000 tonnes per day in the third quarter of 2025, lower than the second quarter of 2025 due to the lower amount of ore mined and the temporary operational shutdown. Milled copper grades decreased by 9% compared to the second quarter 2025, primarily due to lower grades from ore feed from stockpiles, partially offset by higher grades from Pampacancha. Milled gold grades significantly increased in the third quarter of 2025 compared to the comparative periods due to a higher portion of ore feed from Pampacancha where the gold grades are meaningfully higher than in the other ore sources. The mill achieved copper recoveries of 83% in the third quarter of 2025, lower than the second quarter of 2025 due to the nature of the feed from the stockpile. Recoveries of gold and silver during the third quarter of 2025 were in line with Hudbay's metallurgical models for the ore that was being processed.

Combined mine, mill and G&A unit operating costi in the third quarter of 2025 was $13.03 per tonne, 4% lower than the second quarter of 2025 as lower milling and G&A costs more than offset the impacts of higher mining costs and lower mill throughput associated with the temporary shutdown.

Cash cost per pound of copper produced, net of by-product creditsi, in the third quarter of 2025 was $1.30. Cash costs decreased by 10% compared to the second quarter of 2025 due to higher gold by-product credits and lower plant maintenance cost as a planned maintenance program was completed in the second quarter of 2025.

Sustaining cash cost per pound of copper produced, net of by-product creditsi, was $2.11 in the third quarter of 2025, a decrease of 20% compared to the second quarter of 2025 for the same reasons that impacted cash costs as well as from lower tailings management facility capital expenditures, timing on plant projects, and lower cash payments pertaining to community agreements.

With the regional social unrest impacting transportation routes during the quarter and ocean swells impacting port shipments in late September, a 20,000 dry metric tonne copper concentrate shipment, valued at approximately $60 million as a result of the high gold content, was deferred from late September to early October, thereby reducing sales volumes in the third quarter of 2025. This shipment was subsequently sold in October and total concentrate inventory levels have since normalized.

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Post-quarter end, production in Peru in the month of October totaled approximately 9,200 tonnes of copper and 16,600 ounces of gold, reflecting optimal mill ore feed with strong ore contribution from Pampacancha and lower stockpiled ore being processed. Despite the impact from the temporary operational shutdown due to social unrest, Hudbay is on track to achieve its 2025 production guidance for all metals in Peru with gold production expected to exceed the top end of the 2025 guidance range. On a related note, with cash costs continuing to outperform the low end of the cash cost guidance range, Hudbay is reaffirming its full year 2025 cash cost guidance range in Peru.

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Manitoba Operations Review

Manitoba Operations		Three Months Ended
		Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024
Lalor
Ore mined	tonnes	139,006	303,062	411,295
Gold	g/tonne	5.42	4.97	5.45
Copper	%	0.67	0.61	0.91
Zinc	%	1.93	2.46	2.73
Silver	g/tonne	31.57	29.94	30.45
New Britannia
Ore milled	tonnes	92,765	162,934	191,298
Gold	g/tonne	6.88	6.48	6.77
Copper	%	0.76	0.65	0.93
Zinc	%	1.00	1.01	1.12
Silver	g/tonne	32.18	30.29	30.24
Gold recovery[1]	%	91.8	89.4	90.0
Copper recovery	%	90.0	87.4	92.8
Silver recovery[1]	%	78.5	78.0	79.9
Stall Concentrator
Ore milled	tonnes	43,940	144,204	222,621
Gold	g/tonne	3.10	3.19	4.23
Copper	%	0.56	0.56	0.89
Zinc	%	3.61	4.20	4.12
Silver	g/tonne	31.04	29.55	30.20
Gold recovery	%	72.6	67.9	70.5
Copper recovery	%	83.4	84.7	88.3
Zinc recovery	%	34.6	84.8	88.1
Silver recovery	%	50.3	51.9	57.8
Total contained metal in concentrate and doré[2]
Gold	ounces	22,441	43,235	62,468
Copper	tonnes	842	1,612	3,398
Zinc	tonnes	548	5,130	8,069
Silver	ounces	102,132	197,970	281,397
Total payable metal sold
Gold	ounces	23,118	46,932	57,238
Copper	tonnes	769	2,133	2,931
Zinc	tonnes	3,452	2,871	8,607
Silver	ounces	112,142	209,594	244,974
Combined unit operating cost[3,4,5]	C$/tonne	258	241	211
Gold cash cost[4,6]	$/oz	379	710	372
Gold sustaining cash cost[4]	$/oz	762	1,025	553

1 Gold and silver recovery includes total recovery from concentrate and doré. Doré includes sludge, slag and carbon fines.

2 Metal reported in concentrate is prior to deductions associated with smelter terms.

3 Reflects combined mine, mill and G&A costs per tonne of milled ore.

4 Combined unit cost, cash cost, sustaining cash cost per pound of copper produced, net of by-product credits, gold cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-GAAP financial measures with no standardized definition under IFRS. Please see the "Non-GAAP Financial Performance Measures" section of this news release.

5 Excludes $16.0 million or C$163 per tonne of overhead costs incurred during temporary suspension during the three months ended September 30, 2025 and $3.2 million or C$14 per tonne during the three months ended June 30, 2025.

6 Excludes $16.0 million or $713 per oz of overhead costs incurred during temporary suspension during the three months ended September 30, 2025 and $3.2 million or $74 per tonne during the three months ended June 30, 2025.

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Wildfire disruptions persisted in northern Manitoba for the majority of the third quarter, leading to evacuations in the Snow Lake region throughout July and August, with a full seven-week operational shutdown and several weeks of subsequent ramp-up significantly impacting Hudbay's operations. Despite these challenges, Hudbay's Manitoba business unit demonstrated continued resilience with a comprehensive restart plan that was implemented to focus on the safety of the Company's employees and the integrity of Hudbay's assets. There was no structural damage to Hudbay's onsite surface infrastructure and facilities in Snow Lake. Following the lifting of mandatory evacuations, milling activities at the New Britannia mill resumed on August 26, 2025, and milling activities at Stall restarted on September 9, 2025. At Lalor, the full mining workforce returned as of August 27, 2025 and mining operations ramped up to reach normal operating capacity in the second half of September 2025. The Company submitted a business interruption insurance claim relating to the wildfires and expects the claim to be resolved in 2026 and compensate for a portion of the wildfire downtime.

Achievements in the third quarter of 2025 included successful safeguarding of the Company's assets and people, the orderly resumption of operations, including the exploration programs in Flin Flon and Snow Lake and achieving an average throughput of almost 2,300 tonnes per operating day at the New Britannia mill, all of which was a result of the tremendous effort and unwavering commitment demonstrated by the on-site team.

Production during the third quarter of 2025 included 22,441 ounces of gold, 842 tonnes of copper, 548 tonnes of zinc and 102,132 ounces of silver. Production of all metals in the third quarter was lower than the second quarter of 2025 as a result of the prolonged wildfire evacuation period impacting the third quarter of 2025 compared to a shorter wildfire evacuation period in the preceding quarter.

Total ore mined at Lalor in the third quarter of 2025 was lower than the comparable periods, reflecting the impacts from the wildfires. In the third quarter of 2025, gold grades increased by 9% compared to the second quarter of 2025. Copper, zinc and silver grades were in line with mine plan expectations.

There was limited access to the 1901 deposit in the third quarter due to the wildfires, resulting in reduced advance rates at the exploration and haulage drifts, but some additional development zinc ore was extracted during the third quarter of 2025. Notwithstanding the reduced advancement rate in the quarter, the 1901 project is on track for full production by the end of 2027 and activities over the next two years will focus on exploration, definition drilling, orebody access, and establishing critical infrastructure.

Consistent with Hudbay's strategy of allocating more Lalor ore feed to New Britannia to maximize gold recoveries, adjusting for days interrupted by wildfire evacuations, the New Britannia mill operated for 40.5 days during the quarter at an average throughput of approximately 2,290 tonnes per operating day. Total ore milled at New Britannia was significantly lower in the quarter due to the wildfire evacuation shutdown. Gold recovery in the third quarter of 2025 was a record 92% reflecting an increase compared to the second quarter of 2025 as a result of the higher gold grades.

The Stall mill experienced a greater throughput impact from the wildfire evacuation shutdown during the current quarter as the Lalor mine prioritized mining from gold zones over base metal zones to ensure a consistent feed to the New Britannia mill. Despite these challenges, the team at Stall focused on process optimization and enhanced gold recovery initiatives. The Stall mill achieved record gold recoveries of 73% in the third quarter of 2025, reflecting benefits from recent recovery improvement programs.

Combined mine, mill and G&A unit operating costsi in the third quarter were C$258 per tonne, higher than the second quarter of 2025 primarily due to lower total throughput partially offset by lower variable costs.

Cash cost per ounce of gold produced, net of by-product creditsi, in the third quarter of 2025 was $379, decreasing compared to the second quarter of 2025 primarily due to higher by-product credits and the recovery of secondary gold products as a result of mill tank clean-outs.

Sustaining cash cost per ounce of gold produced, net of by-product creditsi, in the third quarter of 2025 was $762, a 26% decrease compared to the second quarter of 2025, primarily due to the same factors affecting cash cost, partially offset by lower sustaining capital costs.

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Subsequent to quarter-end, Hudbay experienced power outages due to severe winter storms, and the Snow Lake operations were shut down for approximately one week in October. While the Company was previously tracking within the 2025 guidance ranges despite the significant wildfire impacts, it now expects to be slightly below the low end of the gold production guidance range as a result of the power outage in October and the associated ramp-up after power was restored. With cash costs during 2025 continuing to outperform the low end of the cash cost guidance range, Hudbay is reaffirming its full year 2025 cash cost guidance range in Manitoba. Given the strong cash cost performance to-date in Manitoba, Hudbay will continue to prioritize primary gold production over by-product zinc production in 2025 and full year zinc production is now expected to be below the low end of the guidance range.

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British Columbia Operations Review

British Columbia Operations[1]		Three Months Ended
		Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024
Ore mined[2]	tonnes	1,815,689	2,509,969	3,098,863
Strip ratio[3]		8.84	7.50	6.05
Ore milled	tonnes	3,087,443	2,900,008	3,363,176
Copper	%	0.22	0.28	0.24
Gold	g/tonne	0.08	0.09	0.09
Silver	g/tonne	0.78	0.97	0.73
Copper recovery	%	76.6	81.0	84.1
Gold recovery	%	59.2	68.2	67.3
Silver recovery	%	65.5	71.8	71.2
Total contained metal in concentrate
Copper	tonnes	5,249	6,634	6,736
Gold	ounces	4,760	5,670	6,274
Silver	ounces	50,816	65,040	55,963
Total payable metal sold
Copper	tonnes	5,742	6,803	6,026
Gold	ounces	5,363	5,813	6,199
Silver	ounces	48,061	67,988	53,241
Combined unit operating cost[4,5]	C$/tonne	25.02	24.51	15.58
Cash cost[5]	$/lb	3.21	2.39	1.81
Sustaining cash cost[5]	$/lb	7.43	5.18	5.06
[1] Copper Mountain mine results are stated at 100%. On April 30, 2025, Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.
[2] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
[3] Strip ratio is calculated as waste mined divided by ore mined.
[4] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[5] Combined unit operating cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

Hudbay continues its focus on advancing optimization plans at the Copper Mountain mine, including ramping up mining activities to optimize the mine ore feed to the plant and implementing site improvement initiatives that mirror Hudbay's best in-class operating practices.

The British Columbia operations produced 5,249 tonnes of copper, 4,760 ounces of gold and 50,816 ounces of silver during the third quarter of 2025. Production of copper, gold and silver decreased, compared to the prior quarter primarily as a result of lower head grades from processing stockpiled ore, as described below.

Total ore mined at Copper Mountain in the third quarter of 2025 was 1.8 million tonnes, a decrease of 28% compared to the second quarter of 2025, due to unplanned production loading fleet issues and vertical interactions with tight mining phases, which restricted efficiencies. Planned ore stockpiles were utilized as ore feed to the mill while the mine operation team continued waste stripping activities to expose additional ore mining fronts. Mining activities continue to focus on execution of the accelerated stripping program intended to bring higher grade ore into the mine plan by 2027 and on mining efficiencies, including a significant improvement with blasted muck inventories and operator recruitment to effectively utilize the available haul truck fleet. As a result, total material moved is expected to increase in the coming quarters as per the mine plan.

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Hudbay made significant progress this year on the key mill improvement project to ultimately increase the nominal plant capacity to its permitted level of 50,000 tonnes per day. Completion of the initial phase of the SAG2 mill project in July and the subsequent ramp up demonstrated a positive contribution from SAG2 during the third quarter with several days achieving 50,000 tonnes per day of mill throughput in September. The operations team will continue to optimize the circuit as planned through the remainder of 2025. The final phase of the project involves converting an interim feed arrangement to a permanent configuration and construction remains on target for completion in December 2025.

In late September 2025, the primary SAG mill ("SAG1") required unplanned maintenance due to localized damage to the feed head end shell. After repairs, SAG1 restarted operations in mid-October at a reduced rate. Under enhanced monitoring protocols, SAG1 throughput will continue to ramp up over the course of the fourth quarter. As a precautionary measure, a replacement for the feed head end shell has been ordered with delivery expected in the second quarter of 2026. Together with the completion of the final phase of the SAG2 project, Hudbay expects mill throughput to ramp up towards 50,000 tonnes per day by mid-2026.

The mill processed 3.1 million tonnes of ore during the third quarter of 2025, 6% higher than the second quarter, reflecting the completion of the first phase of the SAG2 project. Mill throughput in the third quarter of 2025 was limited by planned and unplanned maintenance, elevated clay content, and the planned lowering of the main crushed live ore pile feeding the mill due to area constraints related to the SAG2 project. Several mill initiatives were implemented in 2025, including recovery improvements, crushing circuit chute modifications, installation of grinding control instrumentation, and a redesigned SAG liner package. Progressive mill improvements and updated operational procedures will continue into 2026.

Milled copper grades during the third quarter of 2025 were 21% lower than the second quarter due to higher proportions of ore processed from lower grade stockpiles. Copper recoveries were 77% in the third quarter of 2025, a decrease from 81% in the second quarter of 2025 due to processing of lower grade stockpile material. Milled gold grades were lower in the third quarter of 2025 resulting in lower gold recoveries of 59% in the third quarter.

Combined mine, mill and G&A unit operating costsi in the third quarter of 2025 were C$25.02 per tonne milled, higher than the second quarter of 2025. The increase was due to higher milling and G&A costs, partially offset by higher ore milled and lower mining costs.

Cash costi and sustaining cash costi per pound of copper produced, net of by-product credits, in the third quarter of 2025 were $3.21 and $7.43, respectively. Cash costsi were 34% higher than in the second quarter of 2025, largely due to overall higher costs, lower production and lower by-product credits. Sustaining cash costsi were 43% higher than the second quarter of 2025 due to higher cash costs and increased sustaining capital including higher capitalized stripping costs.

In British Columbia, fourth quarter production is expected to be impacted by lower mill throughput due to reduced throughput at SAG1, which together with a higher portion of ore milled from low-grade stockpiles year-to-date, is expected to result in full year copper production being below the low end of the 2025 guidance range. Despite these impacts, cash costs continue to track well versus the guidance range and Hudbay is reaffirming its full year 2025 cash cost guidance range in British Columbia.

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2025 Consolidated Production and Cost Guidance

Hudbay reaffirms its full year 2025 consolidated production guidance for copper and gold as the Company demonstrates resilience after overcoming recent temporary operational interruptions. While the Company expects the fourth quarter to be a strong copper and gold production quarter, full year consolidated copper and gold production is expected to be near the low end of the guidance ranges.

In Peru, the fourth quarter is expected to be the strongest copper and gold production quarter this year with steady operations achieved since early October after the resolution of social protests. Peru production in the month of October totaled approximately 9,200 tonnes of copper and 16,600 ounces of gold, reflecting optimal mill ore feed with strong ore contribution from Pampacancha and lower stockpiled ore being processed. Peru full year copper production is expected to be within the guidance ranges while gold production is expected to be above the top end of the guidance range in 2025.

In Manitoba, subsequent to the quarter, Hudbay experienced power outages in October due to severe winter storms and operations were shut down for approximately one week. While the Company was previously tracking within the 2025 guidance ranges despite the significant impacts from the wildfire evacuations, it now expects to be slightly below the low end of gold production guidance range as a result of the further deferral of gold production due to these power outages and the associated ramp-up after power was restored. Given the strong cash cost performance to-date in Manitoba, Hudbay will prioritize primary gold production over by-product zinc production in 2025 and full year zinc production is now expected to be below the low end of the guidance range.

In British Columbia, fourth quarter production is expected to be impacted by lower mill throughput due to reduced throughput at SAG1, which together with a higher portion of ore milled from low-grade stockpiles year-to-date, has resulted in full year copper production expectations to be below the low end of the guidance range.

Hudbay is again improving its full-year 2025 consolidated cash cost guidance range to $0.15 to $0.35 per pound copper from the previously announced range of $0.65 to $0.85 per pound and the original guidance range of $0.80 to $1.00 per pound. The Company is also improving its 2025 annual consolidated sustaining cash cost guidance range to $1.85 to $2.25 per pound copper from the original guidance range of $2.25 to $2.65 per pound. This is a result of increased exposure to gold by-product credits and continued strong cost control at all operations, despite the temporary production interruptions in Manitoba and Peru.

Hudbay expects total capital expenditures to be $35 million lower than 2025 guidance levels, primarily due to the deferral of certain expenditures to 2026. This includes $15 million lower sustaining capital expenditures primarily due to temporary operational interruptions in Manitoba and Peru. Growth capital expenditures are expected to be $20 million lower primarily due to spending deferrals into 2026.

Resilient Operating Base Enables Continued Debt Reduction and Balance Sheet Strength

Hudbay continued its prudent balance sheet management and reduced overall debt levels even with the temporary interruptions to its operations during the third quarter of 2025. During the third quarter of 2025, the Company was able to repurchase and retire an additional $13.2 million of senior unsecured notes at a discount to par, and an additional $20.0 million was repurchased subsequent to the quarter. This has contributed to approximately $328.1 million in total debt repayments and gold prepayment liability reductions since the beginning of 2024:

  Repurchased and retired a total of $165.8 million of senior unsecured notes in 2024 and year-to-date as of November 11, 2025.
  Repaid $100 million of prior drawdowns under the revolving credit facilities in 2024.
  Fully repaid the gold prepay facility with $62.3 million in gold deliveries in 2024 and the final payment completed in August 2024.

These deleveraging achievements have reduced total principal debt to $1.05 billion as of September 30, 2025, which together with Hudbay's strengthened cash balance, has substantially reduced net debti to $435.9 million, compared to $625.6 million as of September 30, 2024. Hudbay's net debt to adjusted EBITDA ratioi is 0.5x as of September 30, 2025.

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Prudently Advancing Copper World Towards a Sanction Decision in 2026

During the third quarter, significant strides were made to advance the Copper World project. On August 13, 2025, Hudbay announced the JV Transaction with Mitsubishi, securing a premier, long-term strategic partner for the development of Copper World, and agreed on terms with Wheaton to amend the precious metals streaming agreement at Copper World. The Company continues to de-risk Copper World with detailed engineering underway.

  Accretive JV Transaction and Secured the Premier Joint Venture Partner - Highly accretive $600 million transaction with Mitsubishi for a 30% minority joint venture interest, creating a long-term partnership with a premier strategic partner that has a global mining presence, and an established U.S.-based metals trading business. The $600 million proceeds from Mitsubishi will consist of $420 million at closing and $180 million within 18 months of closing and will be used to fund the remaining definitive feasibility study ("DFS") costs and pre-sanction costs in addition to project development costs for Copper World. Mitsubishi will also fund its pro-rata 30% share of future equity capital contributions. The JV Transaction is expected to close in late 2025 or early 2026 and is conditional upon receipt of certain regulatory approvals and the satisfaction of other customary closing conditions.
  Enhanced Wheaton Precious Metals Stream - Agreed on terms with Wheaton in August 2025 to amend the existing precious metals streaming agreement that aligns with the current development plan for Copper World. In addition to the initial $230 million stream deposit, Wheaton will provide an additional contingent payment of up to $70 million on a future mill expansion recognizing the long-term potential at Copper World. Ongoing payments for gold and silver were amended from fixed pricing to 15% of spot prices to provide Hudbay with upside exposure to higher precious metals prices.
  Achieved Key Elements of Hudbay's Three Prerequisites (3-P) Plan - Hudbay has achieved the final key elements of its prudent 3-P financial strategy with the announcements of the JV Transaction and the enhanced Wheaton stream, together with the achievement of stated balance sheet targets. Before accounting for proceeds from the JV Transaction, Hudbay has already achieved more than $600 million of cash and cash equivalents and a 0.5x net debt to adjusted EBITDA ratioi as of September 30, 2025, far exceeding the stated balance sheet targets. Hudbay's estimated share of the remaining capital contributions has been reduced to approximately $200 millionii based on PFS estimates and Hudbay's first capital contribution has been deferred to 2028 at the earliest.
  Feasibility Study and Detailed Engineering Underway - Feasibility activities for Copper World are underway with expected completion of a DFS in mid-2026. Hudbay is accelerating detailed engineering, certain long lead items and other de-risking activities in 2025 and, as announced in August 2025, has advanced $20 million in growth capital expenditures to 2025 from future years. The Company expects to make a Copper World sanction decision in 2026.

Exploration Update

Large Snow Lake Exploration Program Continues to Execute Threefold Strategy

Hudbay continues to execute the largest exploration program in Snow Lake in the Company's history through extensive geophysical surveying and multi-phased drilling campaigns as part of Hudbay's threefold exploration strategy:

  Near-mine Exploration at Lalor and 1901 to Further Increase Near-term Production and Extend Mine Life - Hudbay completed the development of the initial exploration drift at the 1901 deposit earlier this year and the development of the haulage drift is underway. Positive initial step-out drilling from the exploration drift was achieved earlier this year, and during the third quarter, some additional zinc development ore was delivered for processing at Stall. Activities at 1901 over the next two years will focus on exploration, definition drilling, orebody access, and establishing critical infrastructure for full production in late 2027. Exploration activities at 1901 will target additional step-out drilling to potentially extend the orebody and infill drilling to convert inferred mineral resources in the gold lenses to mineral reserves. Following the improved wildfire situation, underground exploration drilling at Lalor has resumed.

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  Testing Regional Satellite Deposits to Utilize Available Processing Capacity and Increase Production - Hudbay increased its regional land package by more than 250% in 2023 through the acquisition of Rockcliff Metals Corp. ("Rockcliff"), which included the addition of several known deposits located within trucking distance of the Snow Lake processing infrastructure. The deposits acquired as part of the Rockcliff acquisition, together with several deposits already owned by Hudbay in Snow Lake, have created an attractive portfolio of regional deposits in Snow Lake, including the Talbot, Rail, Pen II, Watts, 3 Zone and WIM deposits. The continued strong performance from the New Britannia mill has freed up processing capacity at the Stall mill, where there is approximately 1,500 tonnes per day of available capacity which could be utilized by the regional satellite deposits to increase production and extend the life of the Snow Lake operations beyond 2037. Hudbay commenced an extensive summer drill program at the Talbot copper-zinc-gold deposit in July focused on expanding the known mineralization and testing geophysical targets. Core logging from the first three holes confirm the continuity of the Talbot copper-gold mineralization at depth, with full assay results expected later in the year.
  Exploring Large Land Package for New Anchor Deposit to Significantly Extend Mine Life - A majority of the land claims acquired as part of the Rockcliff acquisition have been untested by modern deep geophysics, which was the discovery method for the Lalor deposit. A large geophysics program is currently underway consisting of surface electromagnetic surveys using cutting edge techniques that enable the team to detect targets at depths of almost 1,000 metres below surface. The planned geophysics program in 2025 is the largest geophysics program in Hudbay's history and includes 800 kilometres of ground electromagnetic surveys and an extensive airborne geophysics survey. The Company resumed the Snow Lake regional geophysics program following the improved wildfire situation.

Maria Reyna and Caballito Drill Permits Update

Hudbay controls a large, contiguous block of mineral rights with the potential to host satellite mineral deposits in close proximity to the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. The Company commenced the drill permitting process at Maria Reyna and Caballito after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. As part of the drill permitting process, environmental impact assessment (EIA) applications were approved by the government in June 2024 for Maria Reyna and September 2024 for Caballito. The remaining steps in the drill permitting process include the completion by the government of the Consulta Previa consultation process with the local community.

Board & Executive Management Appointments

In September 2025, Hudbay appointed Laura Tyler to its Board of Directors (the "Board"). Ms. Tyler has over 30 years of extensive experience with world-class global mining companies, including a 20-year career at BHP in progressively more senior leadership roles and ultimately serving as Chief Technical Officer where she oversaw the integration of the technology function with exploration, innovation, value engineering and BHP's Centres of Excellence. Ms. Tyler's extensive experience in the mining industry, deep technical knowledge and operational leadership experience make her an excellent addition to the Board.

In addition, the Company has promoted Candace Brûlé to Senior Vice President, Capital Markets and Corporate Affairs, and Mark Gupta to Senior Vice President, Corporate Development and Strategy.

In this broader role, Ms. Brûlé will retain responsibility for Investor Relations, Financial Planning & Analysis (FP&A), External Communications and Sustainability Reporting, while leading Hudbay's Canadian government engagement efforts. Ms. Brûlé has over 18 years of experience in investor relations, corporate development and financial communications in the mining sector.

Mr. Gupta will continue to be responsible for optimizing Hudbay's portfolio of assets through acquisitions, divestitures, investments and partnerships, as well as leading the Company's corporate strategy function. Mr. Gupta has over 15 years of experience in the mining industry across investment banking, corporate development, capital planning and operations strategy.

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Website Links

Hudbay: www.hudbay.com

Management's Discussion and Analysis:

https://www.hudbayminerals.com/MDA1125

Financial Statements:

https://www.hudbayminerals.com/FS1125

Conference Call and Webcast

Date:	Wednesday, November 12, 2025

Time:	11:00 a.m. ET

Webcast:	www.hudbay.com

Dial in:	647-846-8185 or 1-833-752-3516

Qualified Person and NI 43-101

The technical and scientific information in this news release related to all of Hudbay's material mineral projects other than the Copper Mountain mine has been approved by Olivier Tavchandjian, P. Geo., Senior Vice President, Exploration and Technical Services. The technical and scientific information in this news release related to the Copper Mountain mine has been approved by Marc-Andre Brulotte, P. Geo., Director, Global Exploration and Resource Evaluation. Messrs. Tavchandjian and Brulotte are qualified persons pursuant to NI 43-101.

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material mineral properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the Company's material properties are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

TSX, NYSE - HBM 2025 No. 30

Non-GAAP Financial Performance Measures

Adjusted net earnings (loss) attributable to owners, adjusted net earnings (loss) per share attributable to owners, adjusted EBITDA, net debt, net debt to adjusted EBITDA, free cash flow, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit cost and ratios based on these measures are non-GAAP performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) attributable to owners and adjusted net earnings (loss) per share attributable to owners provides an alternate measure of the Company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze the Company's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess its financial position. Net debt to adjusted EBITDA is shown because it is a performance measure used by the Company to assess its financial leverage and debt capacity. Free cash flow is shown as it provides investors and management additional information in assessing the Company's ability to generate cash flow from current operations after investing in capital to sustain the operations. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the Company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per ounce of gold produced are shown because the Company believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the Company's cost structure and margins that are not impacted by variability in by-product commodity prices.

The following tables provide detailed reconciliations to the most comparable IFRS measures.

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Adjusted Net Earnings (Loss) Reconciliation

	Three Months Ended
(in $ millions)	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024
Net earnings for the period	222.4	114.7	50.3
Tax expense	108.1	38.4	29.4
Earnings before tax	330.5	153.1	79.7
Adjusting items:
Mark-to-market adjustments [1]	8.7	6.3	5.2
Foreign exchange loss (gain)	8.8	(18.9)	(3.3)
Re-evaluation adjustment - environmental provision	1.4	(13.8)	2.0
Manitoba cost of sales and other expenses from temporary shutdown	24.2	5.3	-
Peru cost of sales from temporary shutdown	10.9	-	-
Eva Project consideration received	(14.9)	-	-
Copper World impairment reversal	(322.3)	-	-
Inventory adjustments	(1.3)	3.5	1.6
Reduction of obligation to renounce flow-through share expenditures, net of provisions	(0.8)	(1.2)	(2.0)
(Reversal of) Write-down/loss on disposal of PP&E	(0.3)	0.3	2.2
Adjusted earnings before income taxes	44.9	134.6	85.4
Tax expense	(108.1)	(38.4)	(29.4)
Tax impact on adjusting items	73.3	(23.0)	(5.2)
Adjusted net earnings	10.1	73.2	50.8
Adjusted net earnings attributable to non-controlling interest:
Net loss for the period	-	3.0	(0.6)
Adjusting items, including tax impact	-	(0.7)	0.0
Adjusted net earnings ($/share) - attributable to owners	0.03	0.19	0.13
Basic weighted average number of common shares outstanding (millions)	395.7	395.1	393.6

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through net earnings and share-based compensation (recoveries) expenses. Also includes gains and losses on disposition of investments.

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Adjusted EBITDA Reconciliation

	Three Months Ended
(in $ millions)	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024
Net earnings for the period	222.4	114.7	50.3
Add back:
Tax expense	108.1	38.4	29.4
Net finance expense	19.6	-	26.0
Other expenses	9.1	7.1	7.8
Depreciation and amortization	82.7	96.4	97.5
Amortization of deferred revenue and variable consideration adjustment	(6.3)	(15.4)	(9.6)
Adjusting items (pre-tax):
Impairment reversal	(322.3)	-	-
Consideration received from Eva Copper Project	(14.9)	-	-
Re-evaluation adjustment - environmental provision	1.4	(13.8)	2.0
Inventory adjustments	(1.3)	3.5	1.6
Overhead costs incurred during Manitoba temporary suspension (cash)	16.0	3.2	-
Overhead costs incurred during Manitoba temporary suspension (cash)	7.3	-	-
Option agreement proceeds (Marubeni)	1.1	1.0	-
Realized loss on non-QP hedges	-	(0.4)	(2.1)
Share-based compensation expenses [1]	19.7	10.5	3.1
Adjusted EBITDA	142.6	245.2	206.0

1 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

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Net Debt Reconciliation

(in $ millions)
	Sep. 30, 2025	Jun. 30, 2025	Dec. 31, 2024
Total debt	1,047.0	1,059.6	1,107.5
Less: Cash and cash equivalents	(611.1)	(625.5)	(541.8)
Less: Short-term investments	-	-	(40.0)
Net debt	435.9	434.1	525.7

(in $ millions, except net debt to adjusted EBITDA ratio)
Net debt	435.9	434.1	525.7
Adjusted EBITDA (12-month period)	930.3	995.9	823.3
Net debt to adjusted EBITDA	0.5	0.4	0.6

Trailing Adjusted EBITDA	Three Months Ended
(in $ millions)	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sept. 30, 2024
Earnings (loss) for the period	222.4	114.7	99.2	19.3	50.3
Add back:
Tax expense	108.1	38.4	72.1	84.4	29.4
Net finance expense	19.6	-	14.4	34.4	26.0
Other expenses	9.1	7.1	5.2	22.1	7.8
Depreciation and amortization	82.7	96.4	108.1	122.2	97.5
Amortization of deferred revenue and variable consideration adjustment	(6.3)	(15.4)	(29.3)	(26.2)	(9.6)
Adjusting items (pre-tax):
Impairment reversal	(322.3)	-	-	-	-
Consideration received from Eva Copper Project	(14.9)	-	-	-	-
Re-evaluation adjustment - environmental provision	1.4	(13.8)	12.8	2.5	2.0
Inventory adjustments	(1.3)	3.5	1.2	1.3	1.6
Overhead costs incurred during Manitoba temporary suspension (cash)	16.0	3.2	-	-	-
Overhead costs incurred during Peru temporary suspension (cash)	7.3	-	-	-	-
Realized loss on non-QP hedges	-	(0.4)	(1.9)	(4.2)	(2.1)
Option agreement proceeds (Marubeni)	1.1	1.0	1.5	-	-
Share-based compensation expenses[1]	19.7	10.5	3.9	1.5	3.1
Adjusted EBITDA	142.6	245.2	287.2	257.3	206.0
LTM[2]	932.3	995.7	895.7

1 Share-based compensation expense reflected in cost of sales and administrative expenses.

2 LTM (last twelve months) as of September 30, 2025 and June 30, 2025. Annual consolidated results may not be calculated based on the amounts presented in this table due to rounding.

TSX, NYSE - HBM 2025 No. 30

Free Cash Flow Reconciliation

(in $ millions)	Three Months Ended
	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024
Cash generated from operations	111.5	259.9	148.1
Adjusting items:
Change in non-cash working capital	43.2	66.0	(40.2)
Cash sustaining capital expenditures[1]	85.7	106.1	99.9
Free cash flow	(15.2)	87.8	88.4

Cash sustaining capital expenditures[1]
Total sustaining capital costs	71.2	88.6	89.3
Capitalized lease and equipment financing cash payments - operating sites	14.3	13.4	10.2
Community agreement cash payments	-	4.1	0.4
Cash sustaining capital expenditures[1]	85.5	106.1	99.9

	Three Months Ended
(in $ millions)	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	LTM[2]
Cash generated from operations	113.5	259.9	124.8	238.1	736.3
Adjusting items:
Change in non-cash working capital	43.2	66.0	(38.7)	6.6	77.1
Cash sustaining capital expenditures[1]	85.5	106.1	76.1	82.6	350.3
Free cash flow	(15.2)	87.8	87.4	148.9	308.9
Cash sustaining capital expenditures[1]
Total sustaining capital costs	71.2	88.6	62.5	71.6	293.9
Capitalized lease and equipment financing cash payments - operating sites	14.3	13.4	12.8	10.3	50.8
Community agreement cash payments	-	4.1	0.8	0.7	5.6
Cash sustaining capital expenditures[1]	85.5	106.1	76.1	82.6	350.3

1 Excludes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

2 LTM (last twelve months) as at September 30, 2025Copper Cash Cost Reconciliation

TSX, NYSE - HBM 2025 No. 30

Consolidated	Three Months Ended
Net pounds of copper produced[1]
(in thousands)	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024
Peru	39,934	47,863	46,782
Manitoba	1,856	3,554	7,491
British Columbia	11,572	14,626	14,850
Net pounds of copper produced	53,362	66,043	69,123

1 Contained copper in concentrate.

Consolidated	Three Months Ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	70.2	1.32	85.8	1.30	90.7	1.31
Milling	75.8	1.42	92.6	1.40	85.1	1.23
G&A	31.8	0.59	43.1	0.66	38.0	0.55
Onsite costs	177.8	3.33	221.5	3.36	213.8	3.09
Treatment & refining	5.3	0.10	3.3	0.05	21.2	0.31
Freight & other	14.9	0.28	20.8	0.31	24.4	0.35
Cash cost, before by-product credits	198.0	3.71	245.6	3.72	259.4	3.75
By-product credits	(175.8)	(3.29)	(247.3)	(3.74)	(246.7)	(3.57)
Cash cost, net of by-product credits	22.2	0.42	(1.7)	(0.02)	12.7	0.18

Consolidated	Three Months Ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Zinc	9.9	0.18	7.3	0.11	24.2	0.35
Gold[3]	134.8	2.53	195.8	2.96	189.1	2.73
Silver[3]	13.9	0.26	23.4	0.35	18.3	0.27
Molybdenum & other	17.2	0.32	20.8	0.32	15.1	0.22
Total by-product credits	175.8	3.29	247.3	3.74	246.7	3.57
Reconciliation to IFRS:
Cash cost, net of by-product credits	22.2		(1.7)		12.7
By-product credits	175.8		247.3		246.7
Treatment and refining charges	(5.3)		(3.3)		(21.2)
Share-based compensation expense	1.7		0.9		0.3
Inventory adjustments	(1.3)		3.5		1.6
Past service cost	-		-		2.8
Change in product inventory	(19.6)		11.4		1.8
Royalties	2.0		2.2		3.8
Overhead costs incurred during Manitoba temporary suspension (cash)	16.0		3.2		-
Overhead costs incurred during Peru temporary suspension (cash)	7.3		-		-
Depreciation and amortization[4]	82.7		96.4		97.5
Cost of sales	281.5		359.9		346.0

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended September 30, 2025 the variable consideration adjustments amounted to $nil (three months ended September 30, 2024 - $nil and June 30, 2025 - $nil).

4 Depreciation is based on concentrate sold.

TSX, NYSE - HBM 2025 No. 30

Peru	Three Months Ended
(in thousands)	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024
Net pounds of copper produced[1]	39,934	47,863	46,782

1 Contained copper in concentrate.

Peru	Three Months Ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	34.8	0.87	28.1	0.59	37.7	0.81
Milling	40.8	1.02	57.8	1.21	48.5	1.04
G&A	19.3	0.48	23.2	0.48	19.9	0.42
Onsite costs	94.9	2.37	109.1	2.28	106.1	2.27
Treatment & refining	3.4	0.08	(0.1)	(0.00)	11.4	0.24
Freight & other	9.4	0.24	12.4	0.25	14.1	0.30
Cash cost, before by-product credits	107.7	2.69	121.4	2.53	131.6	2.81
By-product credits	(55.5)	(1.39)	(51.8)	(1.08)	(47.2)	(1.01)
Cash cost, net of by-product credits	52.2	1.30	69.6	1.45	84.4	1.80

Peru	Three Months Ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Gold[3]	31.3	0.78	17.3	0.36	22.9	0.49
Silver[3]	7.0	0.18	13.7	0.29	9.2	0.20
Molybdenum	17.2	0.43	20.8	0.43	15.1	0.32
Total by-product credits	55.5	1.39	51.8	1.08	47.2	1.01
Reconciliation to IFRS:
Cash cost, net of by-product credits	52.2		69.6		84.4
By-product credits	55.5		51.8		47.2
Treatment and refining charges	(3.4)		0.1		(11.4)
Inventory adjustments	(1.3)		1.1		0.2
Share-based compensation expenses	0.2		0.2		0.1
Change in product inventory	(26.9)		4.0		1.1
Royalties	1.5		1.0		2.2
Overhead costs incurred during Peru temporary suspension (cash)	7.3		-		-
Depreciation and amortization[4]	50.0		56.0		57.2
Cost of sales[5]	135.1		183.8		181.0

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per the consolidated financial statements.

British Columbia	Three Months Ended
(in thousands)	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024
Net pounds of copper produced[1]	11,572	14,626	14,850

1 Contained copper in concentrate.

TSX, NYSE - HBM 2025 No. 30

British Columbia	Three Months Ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	19.6	1.69	24.2	1.65	12.9	0.87
Milling	29.1	2.52	21.4	1.46	19.7	1.33
G&A	7.1	0.61	6.1	0.42	5.7	0.39
Onsite costs	55.8	4.82	51.7	3.53	38.3	2.59
Treatment & refining	1.0	0.09	2.1	0.14	3.3	0.22
Freight & other	3.0	0.26	3.3	0.24	3.1	0.20
Cash cost, before by-product credits	59.8	5.17	57.1	3.91	44.7	3.01
By-product credits	(22.7)	(1.96)	(22.2)	(1.52)	(17.9)	(1.20)
Cash cost, net of by-product credits	37.1	3.21	34.9	2.39	26.8	1.81

British Columbia	Three Months Ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Gold	20.4	1.76	19.8	1.35	16.3	1.09
Silver	2.3	0.20	2.4	0.17	1.6	0.11
Total by-product credits	22.7	1.96	22.2	1.52	17.9	1.20
Reconciliation to IFRS:
Cash cost, net of by-product credits	37.1		34.9		26.8
By-product credits	22.7		22.2		17.9
Treatment and refining charges	(1.0)		(2.1)		(3.3)
Share based payment	0.5		0.2		-
Change in product inventory	4.2		3.6		(0.5)
Inventory adjustments	-		1.4		-
Royalties	0.5		1.2		1.6
Depreciation and amortization[3]	16.4		16.8		12.6
Cost of sales[4]	80.4		78.2		55.1

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated financial statements.

TSX, NYSE - HBM 2025 No. 30

Sustaining and All-in Sustaining Cash Cost Reconciliation

Consolidated	Three Months Ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
All-in sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	22.2	0.42	(1.7)	(0.02)	12.7	0.18
Cash sustaining capital expenditures	87.5	1.64	108.3	1.64	101.6	1.47
Royalties	2.0	0.04	2.2	0.03	3.8	0.06
Sustaining cash cost, net of by-product credits	111.7	2.09	108.8	1.65	118.1	1.71
Corporate selling and administrative expenses & regional costs	33.0	0.62	22.1	0.33	12.8	0.18
Accretion and amortization of decommissioning and community agreements[1]	3.9	0.07	3.2	0.05	3.9	0.06
All-in sustaining cash cost, net of by-product credits	148.6	2.78	134.1	2.03	134.8	1.95
Reconciliation to property, plant and equipment additions
Property, plant and equipment additions	97.6		93.6		76.7
Capitalized stripping net additions	43.2		53.8		49.2
Total accrued capital additions	140.8		147.4		125.9
Less other non-sustaining capital costs[2]	69.6		58.8		36.6
Total sustaining capital costs	71.2		88.6		89.3
Capitalized lease & equipment financing cash payments - operating sites	14.3		13.4		10.2
Community agreement cash payments[3]	-		4.1		0.4
Accretion and amortization of decommissioning and restoration obligations[4]	2.0		2.2		1.7
Cash sustaining capital expenditures	87.5		108.3		101.6

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of community agreements capitalized to Other assets.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions, growth capital expenditures and reclassification related to capital spares.

3 Amortization for community agreements relating to current operations.

4 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

TSX, NYSE - HBM 2025 No. 30

Peru	Three Months Ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	52.2	1.30	69.6	1.45	84.4	1.80
Cash sustaining capital expenditures	30.5	0.77	55.1	1.15	43.7	0.93
Royalties	1.5	0.04	1.0	0.03	2.2	0.05
Sustaining cash cost per pound of copper produced	84.2	2.11	125.7	2.63	130.3	2.78

British Columbia	Three Months Ended
	Sep. 30, 2025	Jun. 30, 2025		Sep. 30, 2024
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	37.1	3.21	34.9	2.39	26.8	1.81
Cash sustaining capital expenditures	48.4	4.18	39.6	2.71	46.6	3.14
Royalties	0.5	0.04	1.2	0.08	1.6	0.11
Sustaining cash cost per pound of copper produced	86.0	7.43	75.7	5.18	75.0	5.06

Gold Cash Cost and Sustaining Cash Cost Reconciliation

Manitoba	Three Months Ended
(in thousands)	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024
Net ounces of gold produced[1]	22,441	43,235	62,468

1 Contained gold in concentrate and doré.

Manitoba	Three Months Ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
Cash cost per ounce of gold produced	$millions	$/oz	$millions	$/oz	$millions	$/oz
Mining	15.8	704	33.5	775	40.1	642
Milling	5.9	263	13.4	310	16.9	271
G&A	5.4	241	13.8	319	12.4	198
Onsite costs	27.1	1,208	60.7	1,404	69.4	1,111
Treatment & refining	0.9	40	1.3	30	6.5	104
Freight & other	2.5	111	5.1	118	7.2	117
Cash cost, before by-product credits	30.5	1,359	67.1	1,552	83.1	1,332
By-product credits	(22.0)	(980)	(36.4)	(842)	(60.0)	(960)
Gold cash cost, net of by-product credits	8.5	379	30.7	710	23.1	372

TSX, NYSE - HBM 2025 No. 30

Manitoba	Three Months Ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
Supplementary cash cost information	$millions	$/oz1	$millions	$/oz1	$millions	$/oz1
By-product credits[2]:
Copper	7.4	330	21.8	504	28.2	451
Zinc	9.9	441	7.3	169	24.3	389
Silver	4.7	209	7.3	169	7.5	120
Other	-	-	-	-	-	-
Total by-product credits	22.0	980	36.4	842	60.0	960
Reconciliation to IFRS:
Cash cost, net of by-product credits	8.5		30.7		23.1
By-product credits	22.0		36.4		60.0
Treatment and refining charges	(0.9)		(1.3)		(6.5)
Inventory adjustments	-		1.0		1.4
Past service cost	-		-		2.8
Share-based compensation expenses	1.0		0.5		0.2
Change in product inventory	3.1		3.8		1.2
Overhead costs incurred during temporary suspension	16.0		3.2		-
Depreciation and amortization[3]	16.3		23.6		27.7
Cost of sales[4]	66.0		97.9		109.9

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per consolidated financial statements, amortization of deferred revenue, pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated financial statements.

Manitoba	Three Months Ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
Sustaining cash cost per pound of gold produced	$millions	$/oz	$millions	$/oz	$millions	$/oz
Gold cash cost, net of by-product credits	8.5	379	30.7	710	23.1	372
Cash sustaining capital expenditures	8.6	383	13.6	315	11.3	181
Sustaining cash cost per pound of gold produced	17.1	762	44.3	1,025	34.4	553

TSX, NYSE - HBM 2025 No. 30

Combined Unit Cost Reconciliation

Peru	Three Months Ended
(in millions except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024
Mining	34.8	28.1	37.7
Milling	40.8	57.8	48.5
G&A1	19.3	23.2	19.9
Other G&A2	(3.8)	(6.4)	(2.0)
Unit cost	91.1	102.7	104.1
Tonnes ore milled	6,992	7,559	8,137
Combined unit cost per tonne	13.03	13.59	12.78
Reconciliation to IFRS:
Unit cost	91.1	102.7	104.1
Freight & other	9.4	12.4	14.1
Inventory adjustments	(1.3)	1.1	0.2
Other G&A	3.8	6.4	2.0
Share-based compensation expenses	0.2	0.2	0.1
Change in product inventory	(26.9)	4.0	1.1
Royalties	1.5	1.0	2.2
Overhead costs incurred during Peru temporary suspension (cash)	7.3	-	-
Depreciation and amortization	50.0	56.0	57.2
Cost of sales[3]	135.1	183.8	181.0

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per consolidated financial statements.

British Columbia	Three Months Ended
(in millions except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024
Mining	19.6	24.2	12.9
Milling	29.1	21.4	19.7
G&A1	7.1	6.1	5.7
Unit cost	55.8	51.7	38.3
USD/CAD implicit exchange rate	1.38	1.38	1.35
Unit cost - C$	77.3	71.1	52.4
Tonnes ore milled	3,087	2,900	3,363
Combined unit cost per tonne - C$	25.02	24.51	15.58
Reconciliation to IFRS:
Unit cost	55.8	51.7	38.3
Freight & other	3.0	3.3	3.1
Share-based compensation expenses	0.5	0.2	-
Change in product inventory	4.2	3.6	(0.5)
Inventory adjustments	-	1.4	-
Royalties	0.5	1.2	1.6
Depreciation and amortization	16.4	16.8	12.6
Cost of sales[2]	80.4	78.2	55.1

TSX, NYSE - HBM 2025 No. 30

1 G&A as per cash cost reconciliation above

2 As per consolidated interim financial statements.

Manitoba	Three Months Ended
(in millions except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024
Mining	15.8	33.5	40.1
Milling	5.9	13.4	16.9
G&A1	5.4	13.8	12.4
Less: Other G&A related to profit sharing costs	(1.8)	(7.2)	(5.4)
Unit cost	25.3	53.5	64.0
USD/CAD implicit exchange rate	1.39	1.38	1.36
Unit cost - C$	35.3	73.9	87.4
Tonnes ore milled	136,705	307,138	413,919
Combined unit cost per tonne[2] - C$	258	241	211
Reconciliation to IFRS:
Unit cost	25.3	53.5	64.0
Freight & other	2.5	5.1	7.2
Other G&A related to profit sharing	1.8	7.2	5.4
Share-based compensation expenses	1.0	0.5	0.2
Inventory adjustments	-	1.0	1.4
Past service cost	-	-	2.8
Change in product inventory	3.1	3.8	1.2
Overhead costs incurred during temporary suspension	16.0	3.2	-
Depreciation and amortization	16.3	23.6	27.7
Cost of sales[2]	66.0	97.9	109.9

1 G&A as per cash cost reconciliation above.

2 As per consolidated interim financial statements.

TSX, NYSE - HBM 2025 No. 30

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to Hudbay's production, cost and capital and exploration expenditure guidance, including expectations with respect to full year results following temporary operational disruptions earlier in the year, Hudbay's ability to advance and complete the optimization of the Copper Mountain mine operation including with respect to the ongoing SAG2 conversion and configuration project and with respect to the SAG1 repairs and mill ramp-up plans, the implementation of stripping strategies and the expected benefits therefrom, the estimated timelines and pre-requisites for sanctioning the Copper World project, the consummation and timing of the JV Transaction, the satisfaction of the conditions precedent to the JV Transaction, including but not limited to receipt of regulatory approvals, expectations regarding the anticipated benefits of the JV Transaction to Hudbay and the United States, the consummation and timing of the DFS, expectations regarding the results of any challenges to the permits for the Copper World project and the potential impact of recent policy decisions from the United States government, the expected benefits of the sanctioning of Copper World project, and the benefits, timing and consummation of the definitive agreement with Wheaton in respect of the enhanced precious metals stream, the expected benefits of Manitoba growth initiatives, including the use of the exploration drift at the 1901 deposit, and the potential utilization of excess capacity at the Stall mill, Hudbay's future deleveraging strategies and Hudbay's ability to deleverage and repay debt as needed, expectations regarding Hudbay's cash balance and liquidity and related cash management strategies, expectations regarding tax synergies, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, including the advancement of the exploration program at Maria Reyna and Caballito and the status and anticipated timing of the related drill permit application process, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the ability to continue mining higher-grade ore in the Pampacancha pit and Hudbay's expectations resulting therefrom, Hudbay's evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, the anticipated impact of brownfield and greenfield growth projects on Hudbay's performance, anticipated exploration and expansion opportunities and extension of mine life in Snow Lake and Hudbay's ability to find a new anchor deposit near Hudbay's Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, the enhancement of stakeholder engagement and advancement of metallurgical studies at the Mason copper project in Nevada, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of Hudbay's financial performance to metals prices, events that may affect Hudbay's operations and development projects, anticipated cash flows from operations and related liquidity requirements, the ability to successfully obtain proceeds from insurance claims, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the ability to achieve production, cost and capital and exploration expenditure guidance;
  no significant interruptions to Hudbay's operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru and the resolution of grievances raised by local communities and their residents;
  the ability to ramp up to full production in a timely manner following the temporary operational disruptions earlier in the year;
  the ability to successfully close the JV Transaction;

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  the ability to consummate the definitive agreement with Wheaton in respect of the enhanced precious metals stream;
  no interruptions to Hudbay's plans for advancing the Copper World project, including with respect to any successful challenges to the Copper World permits;
  Hudbay's ability to successfully advance and complete the optimization of the Copper Mountain operations, obtain required permits and develop and maintain good relations with key stakeholders;
  the ability to execute on its exploration plans and to advance related drill plans;
  the ability to advance the exploration program at the Maria Reyna and Caballito properties;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of Hudbay's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals Hudbay produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  no significant interruptions to operations due to adverse effects from extreme weather events, including forest fires that have affected and may continue to affect the regions in which Hudbay operates;
  the execution of Hudbay's business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to deleverage and repay debt, as needed;
  the ability to complete project targets on time and on budget and other events that may affect Hudbay's ability to develop Hudbay's projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for Hudbay's exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the employees at Hudbay's operations;
  maintaining good relations with the labour unions that represent certain of Hudbay employees in Manitoba and Peru;
  maintaining good relations with the communities in which Hudbay operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at Hudbay's various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to Hudbay's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of Hudbay's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with satisfying the conditions to the closing of the JV Transaction, including the timing, receipt and any conditions associated with regulatory approvals, risks associated with reaching a definitive agreement with Wheaton in respect of the enhanced precious metals stream, risks related to the failure to effectively advance and complete the optimization of the Copper Mountain mine operations including with respect to the ongoing SAG2 mill conversion and configuration project and with respect to the SAG1 repairs and mill ramp-up plans, political and social risks in the regions Hudbay operates, including the complex political and social environment in Peru and potential disruptions to operations arising from community protests and grievances, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, the potential implementation or expansion of tariffs, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of Hudbay's projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks related to the Copper World project, including in relation to project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading Hudbay's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks (including any unanticipated significant interruptions to operations due to adverse effects from extreme weather events), failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay's reserves, volatile financial markets and interest rates that may affect Hudbay's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay's ability to comply with Hudbay's pension and other post-retirement obligations, Hudbay's ability to abide by the covenants in Hudbay's debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form which is available on the Company's SEDAR+ profile at www.sedarplus.ca and the Company's EDGAR profile at www.sec.gov.

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Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused critical minerals mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the Company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. Hudbay's growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

For further information, please contact:

Candace Brûlé

Senior Vice President, Capital Markets and Corporate Affairs

(416) 814-4387

investor.relations@hudbay.com

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i Adjusted net earnings (loss) - attributable to owners and adjusted net earnings (loss) per share - attributable to owners, adjusted EBITDA, cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, combined unit cost, net debt, net debt to adjusted EBITDA ratio and free cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this news release.

ii Total liquidity including $611.1 million in cash and cash equivalents, and undrawn availability of $425.2 million under Hudbay's revolving credit facilities. The Company's liquidity is expected to be further enhanced upon the closing of the JV Transaction, which is expected to occur in late 2025 or early 2026.

iii Average analyst consensus net asset value estimate for 100% of Copper World is approximately $1.16 billion as of August 12, 2025.

iv Based on the initial capital investment and the $3.75 per pound copper price used in the PFS published on September 8, 2023 with assumptions of approximately $145 million for pre-sanctioning costs, $230 million from the precious metals stream, $350 million from project-level financing and approximately $700 million from the joint venture partner earn-in, matching contribution and capital contribution.